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                                                                     EXHIBIT 2.7

                     TMFE AND XGI CAPITALIZATION AGREEMENT

         This Agreement is made and entered into as of June 30, 2003 by and between Trident Microsystems (Far East) Ltd. ("TMFE"), a Cayman Islands, B. W.
I. corporation and XGI Technology Inc. ("XGI"), a Republic of China (the "ROC")company.

         WHEREAS, TMFE, Wealthy One Management Limited (WOM) and System Integrated Systems Corp. ("SIS") have agreed to incorporate XGI and transfer certain assets, including but not limited to cash or other properties agreed upon by the respective parties, to XGI as part of an integrated plan to commence the XGI business.

         WHEREAS, as part of the plan to incorporate XGI, TMFE has agreed to transfer certain assets to XGI by first transferring those assets to its new wholly owned subsidiary, XGi Technology Inc.(Cayman) and then transferring the stock of XGi Technology Inc. (Cayman) (the "Stock") to XGI.

         WHEREAS, .if an ROC company wishes to issue to overseas private company shareholders in exchange for overseas property or shares of the overseas private company, such as the Stock, such shareholders may not be entitle to certain legal incentives and benefits under the laws and regulations of ROC.

         WHEREAS, in order to implement the plan to incorporate XGI, TMFE and XGI have agreed to the plan set forth below, the intent of which is to cause the transactions described below to be treated as a transfer of the Stock by TMFE to XGI in exchange for XGI stock for United States income tax purposes, pursuant to which TMFE will be a member of a controlling group for purpose of Section 351 of the Internal Revenue Code.

         NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, representations, warranties, conditions and covenants contained herein, the parties hereto, intending to be legally bound, agree as follows:

         1. The plan set forth below is necessary to achieve the business objectives of the parties and for the purpose that if an ROC company wishes to issue to overseas private company shareholders in exchange for overseas property or shares of the overseas private company, such shareholders may not be entitle to certain legal incentives and benefits under the laws and regulations of ROC.

         2.   The parties agree to the following plan of capitalization:

              Step 1 - TMFE agrees to sell and XGI agrees to purchase the Stock from TMFE for cash of NT 450 million.

              Step 2 - TMFE agrees to immediately contribute all of the cash received pursuant to Step 1 to XGI as a capital contribution in exchange for 45,000,000 shares of XGI. The parties agree (i) that the cash referenced in Step 1 and Step 2 shall be transferred by bank wire, and (ii) that the bank shall be instructed to wire the funds to TMFE and then immediately wire the funds back to XGI for the subscription of XGI shares. TMFE agrees that it shall have no beneficial use of such funds.

         3. After the Steps are executed, TMFE will own 45,000,000 shares of XGI and XGI will own the Stock.

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         4.   The parties agree to execute this plan expeditiously and in good faith.

XGI Technology Inc.            Trident Microsystems (Far East) Ltd.,
an ROC Corporation             a Cayman Islands, B. W. I. corporation

By: /s/ Chris Lin              By: /s/ Frank Lin
   -----------------------        -----------------------
Name: Chris Lin                Name: Frank Lin

Title: President               Title: President and Chief Executive Officer